UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Galecto, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
36322Q107
(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP VII LLC

OrbiMed Advisors Israel II Limited

OrbiMed Israel GP II, L.P.

OrbiMed Genesis GP LLC

OrbiMed Capital LLC

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,771,444
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,771,444
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,444
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.3%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 24,585,276 shares of common stock outstanding of Galecto, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 30, 2020.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,579,657
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,579,657
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,657
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.5%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 24,585,276 shares of common stock outstanding of Galecto, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 30, 2020.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 191,787
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 191,787
11		Aggregate Amount Beneficially Owned by Each Reporting Person 191,787
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.8%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 24,585,276 shares of common stock outstanding of Galecto, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 30, 2020.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 287,682
	8	Shared Voting Power 0
	9	Sole Dispositive Power 287,682
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 287,682
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.2%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 24,585,276 shares of common stock outstanding of Galecto, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 30, 2020.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Advisors Israel II Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,031,811
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,031,811
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,811
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 4.2%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 24,585,276 shares of common stock outstanding of Galecto, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 30, 2020.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Israel GP II, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,031,811
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,031,811
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,811
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 4.2%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 24,585,276 shares of common stock outstanding of Galecto, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 30, 2020.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, value $.00001 per share (the “Shares”) of Galecto, Inc., a corporation organized under the laws of Delaware (the “Issuer” ), with its principal executive offices located at Ole Maaloes Vej 3, DK-2200 Copenhagen N, Denmark. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “GLTO”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On October 20, 2020, the Issuer effected a stock-split at a ratio of 2.59970-for-1 (the “Stock Split”). References in this Statement to numbers of Shares and exercise prices give effect to the Stock Split.

On November 2, 2020, the Issuer completed its initial public offering pursuant to which the Issuer agreed to issue and sell to the participants 5,666,667 Shares (the “IPO” ). In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 850,000 Shares. The purchase price for each Share was $15.00. As a result of the IPO, the Issuer’s total number of outstanding Shares increased to 24,585,276.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“OrbiMed GP”), OrbiMed Genesis GP LLC (“OrbiMed Genesis”), OrbiMed Advisors Israel II Limited (“OrbiMed Limited”), OrbiMed Israel GP II, L.P. (“OrbiMed Israel”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below.  OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of OrbiMed GP and OrbiMed Genesis, as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Israel, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership, as more particularly described in Item 6 below. OrbiMed Israel has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of OrbiMed Israel, as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, OrbiMed GP, OrbiMed Genesis, OrbiMed Limited, and OrbiMed Israel are set forth on Schedules I, II, III, IV, V, and VI, respectively, attached hereto.  Schedules I, II, III, IV, V, and VI set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through VI has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In October 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VII, LP (“OPI VII”), as more particularly referred to in Item 6 below, caused OPI VII to purchase 759,110 shares of Series C-2 Preferred Stock of the Issuer, and OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OrbiMed Israel Partners II, L.P., (“OIP II”), as more particularly referred to in Item 6 below, caused OIP II to purchase 303,645 shares of Series C-2 Preferred Stock of the Issuer. In connection with the IPO, shares of Series C-2 Preferred Stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

In January 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to purchase 708,504 shares of Series C-4 Preferred Stock of the Issuer, and OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, caused OIP II to purchase 283,402 shares of Series C-4 Preferred Stock of the Issuer. In connection with the IPO, shares of Series C-4 Preferred Stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

In January 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to purchase 202,428 shares of Series C-5 Preferred Stock of the Issuer, and OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, caused OIP II to purchase 80,972 shares of Series C-5 Preferred Stock of the Issuer. In connection with the IPO, shares of Series C-5 Preferred Stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

In September 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to purchase 385,782 shares of Series D Preferred Stock of the Issuer, and OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, caused OIP II to purchase 154,292 shares of Series D Preferred Stock of the Issuer. In connection with the IPO, shares of Series D Preferred Stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

In September 2020, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of OrbiMed Genesis Master Fund, L.P. (“Genesis”), as more particularly referred to in Item 6 below, caused Genesis to purchase 191,787 shares of Series D Preferred Stock of the Issuer. In connection with the IPO, shares of Series D Preferred Stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

In September 2020, OrbiMed Capital, as the investment advisor to The Biotech Growth Trust PLC (“BIOG”), as more particularly referred to in Item 6 below, caused BIOG to purchase 287,682 shares of Series D Preferred Stock of the Issuer. In connection with the IPO, shares of Series D Preferred Stock were subsequently converted (on the closing of the IPO) into Shares on a 1-for-1 basis.

On and prior to the close of October 29, 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to purchase 523,833 Shares in the IPO.

On and prior to the close of October 29, 2020, OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, caused OIP II to purchase 209,500 Shares in the IPO.

The source of funds for such purchases was the working capital of OPI VII, OIP II, Genesis, and BIOG.

As a result of the transactions described in this Item 3, OrbiMed GP, as the general partner of OPI VII, may be deemed to be the beneficial owner of approximately 10.5% of the outstanding Shares. OrbiMed Genesis, as the general partner of Genesis, may be deemed to be the beneficial owner of 0.8% of the outstanding Shares. OrbiMed Advisors, as the managing member of OrbiMed GP and OrbiMed Genesis, may be deemed to be the beneficial owner of approximately 11.3% of the outstanding Shares. OrbiMed Israel, as the general partner of OIP II, and OrbiMed Limited, as the general partner of OrbiMed Israel, may each be deemed to be the beneficial owner of approximately 4.2% of the outstanding Shares. OrbiMed Capital, as the investment advisor to BIOG, be deemed to be the beneficial owner of 1.2% of the outstanding Shares. None of the Reporting Persons have acquired or disposed of any additional Shares since November 2, 2020.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 2,579,657 Shares, constituting approximately 10.5% of the issued and outstanding Shares.  OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OIP II, a limited partnership organized under the laws of the Cayman Islands, holds 1,031,811 Shares constituting approximately 4.2% of the issued and outstanding Shares. OrbiMed Israel is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II, and OrbiMed Limited is the general partner of OrbiMed Israel, pursuant to the terms of the limited partnership agreement of OrbiMed Israel.   As a result, OrbiMed Limited and OrbiMed Israel share the power to direct the vote and to direct the disposition of the Shares held by OIP II. OrbiMed Limited exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP II.

In addition, OrbiMed Limited and OrbiMed Israel, pursuant to their authority under the limited partnership agreement of OIP II, caused OIP II to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 191,787 Shares constituting approximately 0.8% of the issued and outstanding Shares.  OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis.  As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

As of the date of this filing, BIOG, a publicly-listed investment trust organized under the laws of England, holds 287,682 Shares constituting approximately 1.2% of the issued and outstanding Shares.  OrbiMed Capital is the investment advisor of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by BIOG.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII.  The number of outstanding Shares of the Issuer attributable to OPI VII is 2,579,657 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 2,579,657 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis.  Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis.  The number of outstanding Shares of the Issuer attributable to Genesis is 191,787. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 191,787 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII.  OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis.  The number of outstanding Shares attributable to OPI VII is 2,579,657 Shares and the number of Shares attributed to Genesis is 191,787 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis, may also be considered to hold indirectly 2,771,444 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II. OrbiMed Limited is the general partner of OrbiMed Israel, pursuant to the terms of the limited partnership agreement of OrbiMed Israel. Pursuant to these agreements and relationships, OrbiMed Limited and OrbiMed Israel have discretionary investment management authority with respect to the assets of OIP II. Such authority includes the power of OrbiMed Israel to vote and otherwise dispose of securities purchased by OIP II. The number of Shares attributable to OIP II is 1,031,811. OrbiMed Limited and OrbiMed Israel may each be considered to hold indirectly 1,031,811 Shares.

OrbiMed Capital is the investment advisor to BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by BIOG.  The number of outstanding Shares attributable to BIOG is 287,682 Shares. OrbiMed Capital, as the investment advisor to BIOG, may also be considered to hold indirectly 287,682 Shares.

Chau Khuong (“Khuong”), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, OrbiMed GP, OrbiMed Limited, and OrbiMed Israel may have the ability to affect and influence control of the Issuer. From time to time, Khuong may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, OrbiMed GP, OrbiMed Limited, and OrbiMed Israel, Khuong is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, OrbiMed GP, OrbiMed Limited, and OrbiMed Israel, which will in turn ensure that such securities or economic benefits are provided to OPI VII and OIP II.

Investors’ Rights Agreement

In addition, OPI VII, OIP II, BIOG, Genesis, and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of September 25, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the IPO, the holders of at least 40% of the registrable securities then outstanding of the Issuer (or a lesser percent if the anticipated aggregate offering price, net of expenses, would exceed $10 million) may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $5 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VII, OIP II, BIOG, and Genesis will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least 25% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $3 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Lock-Up Agreement

Pursuant to the Investors’ Rights Agreement, OPI VII, OIP II, BIOG, and Genesis agreed that they will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period” ), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which they have or have acquired the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, OPI VII’s, OIP II’s, BIOG’s, and Genesis’s Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is filed as Exhibits 2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital GP VII LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-249369), filed with the SEC on October 22, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020
ORBIMED ADVISORS LLC

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Member

ORBIMED ADVISORS ISRAEL II LIMITED

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Director

ORBIMED ISRAEL GP II, L.P.

	By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

	By:	/s/ Jonathan T. Silverstein
Name: Jonathan T. Silverstein
Title: Director of OrbiMed Advisors Israel II Limited

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

Jonathan T. Silverstein	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE V

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Israel II Limited
Nissim Darvish Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited
Anat Naschitz Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE VI

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its managing member, OrbiMed Advisors Israel II Limited, set forth on Schedule V attached.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital GP VII LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-249369), filed with the SEC on October 22, 2020).